

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 11, 2023

Alf Melin
Executive Vice President and Chief Financial Officer
TechnipFMC plc
Hadrian House, Wincomblee Road
Newcastle Upon Tyne, United Kingdom

> **Re: TechnipFMC plc**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-37983**

Dear Alf Melin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Julia Thompson